TERM SHEET

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-956-2937.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus is preliminary and is subject to completion or change.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The asset-backed securities referred to in this free writing prospectus are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this free writing prospectus. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

[PHH LOGO]

PHH Mortgage Corporation
Sponsor and Master Servicer

PHH Mortgage Capital LLC
Depositor

PHHMC Series 2006-2 Trust
Issuing Entity

PHHMC Mortgage Pass-Through Certificates, Series 2006-2

William J. Mayer Securities, LLC

For use with base prospectus dated May 17, 2006 and the term sheet supplement dated May 17, 2006
The date of this term sheet is May 18, 2006

Important notice about information presented in any final term sheet for any class of offered certificates, the term sheet supplement and the related base prospectus with respect to the offered certificates

We provide information to you about the offered certificates in three or more separate documents that provide progressively more detail:

•	the related base prospectus, dated May 17, 2006, which provides general information, some of which may not apply to the offered certificates;

•
the term sheet supplement, dated May 17, 2006, which provides general information about series of certificates issued pursuant to the depositor’s securitization program, some of which may not apply to the offered certificates; and

•
this term sheet, which describes terms applicable to the classes of offered certificates described herein and provides a description of certain collateral stipulations regarding the mortgage loans and the parties to the transaction, and provides other information related to the offered certificates.

If the description of the offered certificates in this term sheet differs from the description of the senior certificates in the related base prospectus or the term sheet supplement, you should rely on the description in this term sheet. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the term sheet supplement and the related base prospectus.

The offered certificates are reflected in the table below.

Neither the issuing entity of the certificates or any of its affiliates prepared, provided, approved or verified any statistical or numerical information presented herein, although that information may be based in part on loan level data provided by the issuing entity or its affiliates.

Capitalized terms used but not defined herein having the meanings assigned to them in the related term sheet supplement or the base prospectus.

Risk Factors

The offered certificates are not suitable investments for all investors. In particular, you should not purchase any class of offered certificates unless you understand the prepayment, credit, liquidity and market risks associated with that class. The offered certificates are complex securities. You should possess, either alone or together with an investment advisor, the expertise necessary to evaluate the information contained in this term sheet, the term sheet supplement and the related base prospectus for the offered certificates in the context of your financial situation and tolerance for risk. You should carefully consider, among other things, all of the applicable risk factors in connection with the purchase of any class of the offered certificates listed in the section entitled “Risk Factors” in the term sheet supplement.

Offered Certificates

Class	Pass-Through Rate	Initial Certificate Principal Balance(1)	Initial Rating (Fitch)(2)	WAL (years)(3)	Designation
Class A Certificates:
A-1	Variable Rate(4)	$ 25,000,000	AAA	3.70	Senior/Accretion Directed/Variable Rate
A-2	Variable Rate(4)	$ 16,143,614	AAA	3.95	Senior/PAC/Accretion Directed/Variable Rate
A-3	Variable Rate(5)	$ 25,000,000	AAA	3.95	Senior/PAC/Accretion Directed/Variable Rate
A-4	0.63%	$ 0(6)	AAA	N/A	Senior/Interest Only/Fixed Rate
A-5	Variable Rate(4)	$ 93,816,517	AAA	3.23	Senior/Companion/Accretion Directed/Variable Rate
Total Offered Class A Certificates: $ 159,960,131*
R-I	Variable Rate(4)	$ 50	AAA	0.05	Senior/Residual/Variable Rate
R-II	Variable Rate(4)	$ 50	AAA	0.05	Senior/Residual/Variable Rate
Total Offered Certificates:		$ 159,960,231
Non-Offered Certificates(7)
Class A Certificates:
A-6	Variable Rate(4)	$ 3,997,410	AAA	9.10	Senior/Accrual/Accretion Directed/Variable Rate
A-7	Variable Rate(4)	$ 4,142,358	AAA	14.67	Senior/Accrual/Accretion Directed/Variable Rate
A-8	Variable Rate(4)	$ 24,600,000	AAA	10.81	Senior/Accrual/Lockout/Variable Rate
Class B Certificates:
B(8)	Variable Rate(4)	$ 12,300,000	(9)	10.45	Subordinate/Variable Rate
Total Non-Offered Certificates:		$ 45,039,768
Total Certificates:		$ 205,000,000*

*The aggregate of the Certificate Principal Balances of the Class A Certificates and Class B Certificates does not equal the “Total Certificates” due to rounding.
(1)	The initial certificate principal balance of each class of certificates is subject to a variance of +/- 10%.
(2)	See “Ratings” in this prospectus supplement.
(3)	The weighted average life of each class of offered certificates is subject to a variance of +/- 5%.
(4)	Varies according to the weighted average of the net mortgage rate on each mortgage loan.
(5)	Varies according to (i) the weighted average of the net mortgage rate on each mortgage loan minus (ii) 0.63% per annum.
(6)	Interest will accrue on a notional balance equal to the certificate principal balance of the Class A-3 Certificates.
(7)	Information with respect to the non-offered certificates is presented solely to aid in your understanding of the offered certificates. The non-offered certificates are not being offered hereby.
(8)
The Class B Certificates, which are not offered hereby, will be made up of multiple classes which in the aggregate will have the features described in this term sheet and the related term sheet supplement.

(9)	The Class B Certificates, which are not offered hereby, will be made up of multiple classes which will be rated from “AA” down to “Not Rated.”

Certain Transaction Information

Title of Series	PHH Mortgage Capital LLC, PHHMC Mortgage Pass-Through Certificates, Series 2006-2.

Issuing Entity	PHHMC Series 2006-2 Trust.

Cut-off Date	June 1, 2006.

Closing Date	June 29, 2006.

Depositor	PHH Mortgage Capital LLC, an affiliate of PHH Mortgage Corporation.

Sellers	PHH Mortgage Corporation, or PHH Mortgage, and Bishop’s Gate Residential Mortgage Trust, or Bishop’s Gate.

Sponsor and Master Servicer	PHH Mortgage Corporation.

Trustee	Citibank, N.A.

Distribution Date	Distributions on the offered certificates will be made on the 18th day of each month or, if the 18th day is not a business day, on the next business day, beginning in July 2006.

Offered Certificates	The classes of offered certificates and their pass-through rates and initial certificate principal balances or notional amounts are set forth in the table on the preceding page.

Agent Offered Certificates	Class A-1 Certificates through Class A-5 Certificates.

Senior Percentage	94.00% (+/- 1%)

Aggregate Class B Percentage	6.00% (+/- 1%)

Prepayment Assumption	300% PSA.

Final Scheduled Distribution Date	The distribution date occurring in July 2036.

Legal Investment	The Class A Certificates and Class R Certificates will constitute “mortgage related securities” for purposes of SMMEA.

ERISA
The Class A Certificates may be purchased by persons investing assets of employee benefit plans or individual retirement accounts, subject to important considerations as described in the base prospectus and term sheet supplement under “ERISA Considerations.” Sales of the Class R Certificates to such plans or retirement accounts are prohibited, except as permitted under “ERISA Considerations” in the term sheet supplement. Plans are encouraged to consult with their legal advisors before investing in the offered certificates.

Tax
An election will be made to treat the trust as two real estate mortgage investment conduits for federal income tax purposes. The certificates, other than the Class R Certificates, will represent ownership of regular interests in a real estate mortgage investment conduit and will be treated as representing ownership of debt for federal income tax purposes. For federal income tax purposes, the Class R Certificates will be the sole residual interest in each of the real estate mortgage investment conduits.

Principal Distributions on the Senior Certificates

Distributions of principal on the Senior Certificates (other than the Interest Only Certificates) on each distribution date will be made, after distribution of the Senior Interest Distribution Amount (other than the Accrual Distribution Amounts), as follows:

(a) Prior to the occurrence of the Credit Support Depletion Date:

(i) an amount equal to the Class A-6 Accrual Distribution Amount shall be distributed to the Class A-2, Class A-3 and Class A-5 Certificates, in accordance with the priorities set forth below in clause (v)(B)(2)(a) below, in each case until the Certificate Principal Balance thereof has been reduced to zero;

(ii) an amount equal to the Class A-7 Accrual Distribution Amount shall be distributed to the Class A-1, Class A-2, Class A-3, Class A-5 and Class A-6 Certificates, in accordance with the priorities set forth below in clause (v)(B) below, in each case until the Certificate Principal Balance thereof has been reduced to zero;

(iii) an amount equal to the Class A-8 Accrual Distribution Amount shall be distributed to the Class A-1, Class A-2, Class A-3, Class A-5, Class A-6 and Class A-7 Certificates, in accordance with the priorities set forth below in clauses (v)(B) and (v)(C) below, in that order, in each case until the Certificate Principal Balance thereof has been reduced to zero;

(iv) the Senior Principal Distribution Amount shall be distributed to the Class R-I Certificates and Class R-II Certificates, concurrently on a pro rata basis, until the Certificate Principal Balances thereof have been reduced to zero;

(v) the balance of the Senior Principal Distribution Amount remaining after the distributions, if any, described in clause (iv) above shall be distributed in the following manner and priority:

(A) first, to the Class A-8 Certificates, in reduction of the Certificate Principal Balance thereof, until the Certificate Principal Balance thereof has been reduced to zero, in an amount equal to the sum of (a) the Lockout Scheduled Percentage of the aggregate of the collections described in clauses (i), (ii) and (v) (to the extent clause (v) relates to clauses (i) and (ii)) of the definition of Senior Principal Distribution Amount and (b) the Lockout Prepayment Percentage of the aggregate of the collections described in clauses (iii) and (v) (to the extent clause (v) relates to clause (iii)) of the definition of Senior Principal Distribution Amount;

(B) second, concurrently as follows:

(1) 15.2478499837% of the Senior Principal Distribution Amount distributable under this clause (v)(B) to the Class A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and

(2) 84.7521500163% of the Senior Principal Distribution Amount distributable under this clause (v)(B) to the Class A-2, Class A-3, Class A-5 and Class A-6 Certificates, in the following manner and priority:

(a) first, to the Class A-2, Class A-3 and Class A-5 Certificates in the following manner and priority:

(1) first, to the Class A-2 Certificates and Class A-3 Certificates, concurrently on a pro rata basis, until their aggregate Certificate Principal Balance has been reduced to the Aggregate Planned Principal Balance set forth in the table below entitled “Planned Principal Balances” for such distribution date;

(b) second, to the Class A-5 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and

(c) third, to the Class A-2 Certificates and Class A-3 Certificates, concurrently on a pro rata basis, without regard to the Aggregate Planned Principal Balance for such distribution date, until the Certificate Principal Balances thereof have been reduced to zero; and

(b) second, to the Class A-6 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and

(C) third, to the Class A-7 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and

(D) fourth, to the Class A-8 Certificates, until the Certificate Principal Balance thereof has been reduced to zero:

The following table sets forth for each distribution date the Aggregate Planned Principal Balances for the PAC Certificates.

There is no assurance that sufficient funds will be available on any distribution date to reduce the aggregate Certificate Principal Balance of the PAC Certificates to the related Aggregate Planned Principal Balance for that distribution date, or that distributions will not be made in excess of those amounts for that distribution date.

Planned Principal Balances

Distribution Date	Aggregate Planned Principal Balance for Class A-2 Certificates and Class A-3 Certificates
Initial Balance	$41,143,614.12
July 18, 2006	41,143,614.12
August 18, 2006	41,143,614.12
September 18, 2006	41,143,614.12
October 18, 2006	41,143,614.12
November 18, 2006	41,143,614.12
December 18, 2006	41,143,614.12
January 18, 2007	41,143,614.12
February 18, 2007	41,143,614.12
March 18, 2007	41,143,614.12
April 18, 2007	41,143,614.12
May 18, 2007	41,143,614.12
June 18, 2007	41,143,614.12
July 18, 2007	41,143,614.12
August 18, 2007	41,143,614.12
September 18, 2007	41,143,614.12
October 18, 2007	41,143,614.12
November 18, 2007	41,143,614.12
December 18, 2007	41,143,614.12
January 18, 2008	41,143,614.12
February 18, 2008	41,143,614.12
March 18, 2008	41,143,614.12
April 18, 2008	41,143,614.12
May 18, 2008	41,143,614.12
June 18, 2008	41,143,614.12
July 18, 2008	41,143,614.12
August 18, 2008	41,143,614.12
September 18, 2008	41,143,614.12
October 18, 2008	41,143,614.12
November 18, 2008	40,019,587.34
December 18, 2008	38,897,057.80
January 18, 2009	37,778,632.25
February 18, 2009	36,664,281.13
March 18, 2009	35,553,974.97
April 18, 2009	34,447,684.45
May 18, 2009	33,345,380.31
June 18, 2009	32,247,033.42
July 18, 2009	31,152,614.76
August 18, 2009	30,062,095.40
September 18, 2009	28,975,446.53
October 18, 2009	27,892,639.42
November 18, 2009	26,813,645.47
December 18, 2009	25,738,436.15
January 18, 2010	24,666,983.07
February 18, 2010	23,599,257.91
March 18, 2010	$22,535,232.44
April 18, 2010	21,474,878.58
May 18, 2010	20,418,168.28
June 18, 2010	19,365,073.65
July 18, 2010	18,315,566.84
August 18, 2010	17,269,620.14
September 18, 2010	16,227,205.92
October 18, 2010	15,188,296.63
November 18, 2010	14,152,864.83
December 18, 2010	13,120,883.17
January 18, 2011	12,092,324.39
February 18, 2011	11,067,161.31
March 18, 2011	10,045,366.86
April 18, 2011	9,026,914.05
May 18, 2011	8,011,775.97
June 18, 2011	6,999,925.82
July 18, 2011	6,234,574.97
August 18, 2011	5,473,160.94
September 18, 2011	4,715,661.37
October 18, 2011	3,962,053.97
November 18, 2011	3,212,316.58
December 18, 2011	2,466,427.13
January 18, 2012	1,724,363.65
February 18, 2012	986,104.29
March 18, 2012	251,627.28
April 18, 2012 and thereafter	0.00

The Aggregate Planned Principal Balances for each distribution date listed in the table above were calculated based on assumptions, including the assumption that prepayments on the mortgage loans occur each month at a constant level between approximately 100% PSA and approximately 400% PSA. The performance of the mortgage loans may differ from the assumptions used in determining those balances. The Aggregate Planned Principal Balances listed in the table above are final and binding regardless of any error or alleged error in making the calculations. However, the Aggregate Planned Principal Balances listed in the table above are subject to a variance of +/10%.

There can be no assurance that funds available for distributions of principal in reduction of the Certificate Principal Balances of the PAC Certificates will be sufficient or will not be in excess of, amounts needed to reduce their Certificate Principal Balances to the Aggregate Planned Principal Balance for any distribution date. Distributions in reduction of the Certificate Principal Balances of the PAC Certificates may commence significantly later than would be anticipated based on the Aggregate Planned Principal Balances shown in the table above. Distributions of principal in reduction of the Certificate Principal Balances of the PAC Certificates may end significantly earlier or later than would be anticipated based on the Aggregate Planned Principal Balances shown in the table above. See “Certain Yield and Prepayment Considerations” in the related term sheet supplement for a further discussion of the assumptions used to produce the above table and the effect of prepayments on the mortgage loans on the rate of payments of principal and on the weighted average lives of those certificates.

Lockout Percentage — For any distribution date, the Certificate Principal Balance of the Lockout Certificates, divided by the aggregate Certificate Principal Balance of the Senior Certificates, in each case immediately prior to any allocations of losses or distributions on that distribution date.

Lockout Prepayment Percentage— For any distribution date, the product of (i) the Lockout Percentage and (ii) the Stepdown Percentage.

Lockout Scheduled Percentage — For any distribution date (i) occurring prior to the 61st distribution date, 0% and (ii) on or after the 61st distribution date, the Lockout Percentage.

Collateral Stipulations

Mortgage Loan Type: Conventional Prime Fixed Rate With An Original Maturity Of 30 Years Or Less
Aggregate Stated Principal Balance Of 20, 25 and 30 Year Non-Relocation Fixed Rate Mortgage Loans (+/- 10%): $180,000,000.00
Aggregate Stated Principal Balance Of 30 Year Fixed Rate Relocation Loans (+/- 10%): $25,000,000.00
Aggregate Stated Principal Balance Of All Fixed Rate Loans (+/- 10%): $205,000,000.00
Gross Weighted Average Coupon (+/- .10): 6.4446%
Net Weighted Average Coupon (+/- .10): 6.1871%
Weighted Average Remaining Maturity Of 20, 25 and 30 Year Non-Relocation Fixed Rate Mortgage Loans (+/- 6): 355 Months
Weighted Average Remaining Maturity Of 30 Year Fixed Rate Relocation Loans (+/- 6): 359 Months
Weighted Average Credit Score (-10): 739
Weighted Average Effective Loan-To-Value Ratio (+ 5): 68.6%
Average Mortgage Loan Balance (+/- 10%): $620,473
Single Family Detached, Including Planned Unit Developments: Not Less Than 80%
Maximum Percentage Of Interest Only Mortgage Loans (With An Initial Interest Only Period Of Ten or Fifteen Years): 10%
Maximum California Concentration: 25%
Weighted Average Servicing Fee (+/- .05): 0.250%
Full Documentation Type: Not Less Than 70%
Cash Out Refinance: Not Greater Than 35%
Investor Property: Not Greater Than 3%
Second/ Vacation Home: Not Greater Than 8%
Loan Principal Balance > $1mm <= $1.5mm: Not Greater Than 10%
Loan Principal Balance > $1.5mm: Not Greater Than 10%

The percentages set forth in the table above, other than any weighted averages, are percentages of the aggregate principal balance of the actual mortgage loans to be included in the collateral on the Closing Date, as of the Cut-off Date. Any weighted average is weighted based on the principal balances of the actual mortgage loans to be included in the collateral on the Closing Date, as of the Cut-off Date.

The numbers expressed in parentheses for a category above reflects the amount by which the numbers or percentages set forth for such category may vary in the actual mortgage loans included in the collateral on the Closing Date. For example, the Gross Weighted Average Coupon percentage for the collateral could vary from 6.3446% to 6.5446% with respect to the actual mortgage loans to be included in the collateral on the Closing Date, as of the Cut-off Date.

The percentage expressed in parentheses for a category above reflects the percentage by which the number set forth for such category may vary in the actual mortgage loans included in the collateral on the Closing Date. For example, the Aggregate Stated Principal Balance of the mortgage loans included in the collateral on the Closing Date, as of the Cut-off Date could be lower or higher than the amount specified by as much as 10%.